# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 2, 2026, the Reporting Persons issued a press release regarding an open letter (the "June 2, 2026 letter") it sent to the outside members of the Board of the Issuer. In the June 2, 2026 letter, the Reporting Persons reiterated that, in their view, the Board no longer has a mandate to govern, and it certainly does not have a mandate to make significant changes to its composition, or to the Issuer's portfolio, business configuration or strategy, without the input of the Issuer's owners.

The Reporting Persons further expressed their concerns that the two directors who recently resigned from the Board include the Chair of the Related Party Transaction Committee and the Chair of the Audit Committee--the two individuals most responsible for overseeing conflicts of interest. In their place, the Board appointed yet another senior executive of the Issuer's external advisor, Ashford, Inc. ("Ashford"). As a result of these changes, Ashford employees--including its Chief Executive Officer, Chief Operating Officer and Senior Managing Director and Head of Acquisitions--now occupy more than 40% of the seats on the Board.

The Reporting Persons further called on the remaining outside directors to promptly call the 2026 Annual Meeting and allow shareholders to elect directors of their choosing before proceeding with any further transactions.

The foregoing summary of the June 2, 2026 letter does not purport to be complete and is subject to, and qualified in its entirety by, the June 2, 2026 letter, a copy of which is attached here as Exhibit 8 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Press Release, issued June 2, 2026, containing an Open Letter to the Outside Members of the Board of the Issuer

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (06/02/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (06/02/2026)